

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Nick Zeng
Chief Executive Officer
Harmony Energy Technologies Corporation
165 Broadway, FL 23
New York, NY 10006

      **Re: Harmony Energy Technologies Corporation
          Registration Statement on Form 10-12G
          December 27, 2021
          File No. 000-56380**

Dear Mr. Zeng:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Manufacturing

cc: Patti Weber